Mail Stop 4561

February 20, 2008

Mr. Michael J. Zugay
Sr. Vice President and
Chief Financial Officer
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

> **Re:** **iGate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-21755**

Dear Mr. Zugay:

We have reviewed your response to our letter dated December 31, 2007 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.   Please explain further why you believe that the distinction between new customers and new engagements for existing customers in not meaningful disclosure. Although both of these revenue sources may be a result of similar marketing programs, it is unclear to us why it would not be useful to understand the extent to which you are acquiring new revenue sources as compared to selling to your current customer base.

2.   We have read your response to prior comment number 2 and note that you do not believe that the onsite/offshore ratio is a direct indicator of revenue, however, based on your response it appears that the onsite/offshore ratio is meaningful to understanding your profitability. Please tell us what consideration you have given to quantifying the onsite/offshore ratio in connection with your discussion of gross margin.

Liquidity and Capital Resources, page 29

3.   Your response to prior comment number 4 appears to indicate that you will provide additional disclosures if there is a significant change in total operating cash flow. Please note that Section IV.B of SEC Release 33-8350 indicates that if the underlying sources of cash flows have materially varied, analysis of that variability should be provided even where reported amounts of cash provided and used by operations have been consistent. Please confirm to us that you will provide expanded disclosures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Staff Attorney, at (202) 551-3535 or Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief